UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response . . . . . . . . . . . 2.50

FORM 12b-25	SEC FILE NUMBER 000-1823584

NOTIFICATION OF LATE FILING	CUSIP NUMBER 01861F102 01861F110

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Alliance Entertainment Holding Corporation

Full Name of Registrant

Adara Acquisition Corp.

Former Name If Applicable

8201 Peters Road, Suite 1000

Address of Principal Executive Office (Street and Number)

Plantation, FL 33324

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2023 within the prescribed period because of a delay in completing the review for this period as a result of management requiring additional time to compile and verify the data required to be included in the report. Registrant expects to file within the extension period.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce Ogilvie	(954)	255-4000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Alliance Entertainment Holding Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2023	By:	/s/ Bruce Ogilvie
Bruce Ogilvie
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF

FORM 12B-25

Alliance Entertainment Holding Corporation

WITH RESPECT TO ITS FORM 10-Q FOR THE

PERIOD ENDED MARCH 31, 2023

The Registrant estimates that its results of operations for the period ended March 31, 2023, as reflected in its consolidated statements of operations to be included in its Form 10-Q for the period ended March 31, 2023, will reflect the following changes:

For the three month period ended March 31, 2023, the Registrant expects to report a decrease in revenues to approximately $228 million from approximately $320 million for the three month period ended March 31, 2022. For the nine month period ended March 31, 2023, the Registrant expects to report a decrease in revenues to approximately $912 million from approximately $1,152 million for the nine month period ended March 31, 2022.

Also, for the three month period ended March 31, 2023, the Registrant expects to report a net loss of approximately $5.3 million compared to a net income of approximately $3.7 million for the three month period ended March 31, 2022. For the nine month period ended March 31, 2023, the Registrant expects to report a net loss of approximately $28.3 million as compared to a net income of approximately $33.2 million for the nine month period ended March 31, 2022.

Finally, for the three month period ended March 31, 2023, the Registrant expects to report net loss per share - basic and diluted - of approximately $0.11 compared to net income per share – basic and diluted - of $0.08 for the three month period ended March 31, 2022. For the nine month period ended March 31, 2023, the Registrant expects to report net loss per share - basic and diluted - of approximately $0.59 compared to net income per share – basic and diluted - of $0.70 for the nine month period ended March 31, 2022